Filed Pursuant to Rule 433
Registration 333-159365

Issuer Free Writing Prospectus dated May 21, 2009 relating to

Preliminary Prospectus Supplement dated May 20, 2009

Cephalon, Inc.

Final Term Sheet Relating to
$435,000,000 Aggregate Principal Amount of
2.50% Convertible Senior Subordinated Notes due 2014

and

5,000,000 Shares of Common Stock

This term sheet relates to the notes and common stock referenced above (together, the “securities”) and should be read together with the preliminary prospectus supplement dated May 20, 2009 (including the documents incorporated by reference therein) relating to the notes offering or the preliminary prospectus supplement dated May 20, 2009 (including the documents incorporated by reference therein) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the relevant preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	Cephalon, Inc., a Delaware corporation (“Cephalon”).

Ticker/Exchange:	CEPH/The Nasdaq Global Select Market.

Last Reported Sale Price of Common Stock on May 20, 2009:	$63.07 per share.

Notes Offering

Title of Securities:	2.50% Convertible Senior Subordinated Notes due 2014 (the “notes”).

Aggregate Principal Amount Offered:	$435,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $65,000,000 of additional aggregate principal amount of notes).

Denomination:	$1,000 x $1,000.

Price to Public:	100% of principal; $435,000,000 total.

Underwriting Discount:	3.0% of principal; $13,050,000 total.

Net Proceeds:

The issuer expects to receive approximately $421,950,000 after deducting fees and before expenses (or approximately $485,000,000 if the underwriters exercise in full their option to purchase the additional notes).

Maturity:	The notes will mature on May 1, 2014, subject to earlier conversion or a holder requiring Cephalon to repurchase its notes upon a fundamental change.

Ranking:

The notes will be Cephalon’s unsecured senior subordinated indebtedness and the payment of the principal of and interest on the notes will be subordinated in right of payment to the prior payment in full in cash of Cephalon’s existing and future senior indebtedness, including any borrowings under Cephalon’s existing credit agreement. The notes will also rank equally in express right of payment with Cephalon’s existing and future senior subordinated indebtedness and senior to any of Cephalon’s existing and future subordinated indebtedness. The notes will also rank junior to Cephalon’s secured indebtedness to the extent of the underlying collateral. The notes are effectively subordinated to all existing and future indebtedness and other liabilities including trade payables of Cephalon’s subsidiaries. The notes are not guaranteed by any of Cephalon’s subsidiaries.

Annual Interest Rate:	2.50% per annum, accruing from settlement date.

Interest Payment Dates:	Interest will accrue from May 27, 2009, and will be payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2009.

Day Count Convention:	30/360.

Issue Price:	100%, plus accrued interest, if any, from May 27, 2009.

Initial Conversion Price:	$69.00 per share of common stock.

Initial Conversion Rate:	Approximately 14.4928 shares of common stock per $1,000 aggregate principal amount of notes.

CUSIP Number:	156708 AR0.

Listing:	None.

Convertible Note Hedge and Warrant Transactions:

In connection with the offering of the notes, Cephalon has entered into a convertible note hedge transaction (the “convertible note hedge transaction”) with Deutsche Bank AG, an affiliate of the representative of the underwriters (the “hedge counterparty”). The convertible note hedge transaction covers, subject to customary anti-dilution adjustments, 6,304,348 shares of Cephalon’s common stock. Cephalon also has entered into a warrant transaction (the “warrant transaction”) with the hedge counterparty. The warrants issued to the hedge counterparty cover, subject to customary anti-dilution adjustments, 6,304,348 shares of Cephalon’s common stock. The cost to Cephalon of the convertible note hedge transaction, taking into account the proceeds to Cephalon of the warrant transaction, was $72,700,000. If the underwriters exercise their over-allotment option to purchase additional notes, Cephalon expects to increase the number of shares underlying the convertible note hedge transaction and the warrant transaction, in each case on a pro rata basis.

Adjustment to Conversion Rate upon a Make-Whole Fundamental Change:

The following table sets forth the numbers of additional shares of Cephalon’s stock to be received per $1,000 principal amount of notes upon conversion in connection with a make-whole fundamental change based upon hypothetical stock prices and effective dates.

	Stock Price
Effective Date	$60.00	$61.00	$62.00	$63.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$125.00	$150.00	$175.00	$200.00	$250.00

May 27, 2009	2.1700	2.0931	2.0147	1.9404	1.8019	1.5086	1.2749	1.0864	0.8055	0.6108	0.3256	0.1807	0.0991	0.0507	0.0000

May 1, 2010	2.1700	2.1700	2.0835	2.0000	1.8459	1.5215	1.2670	1.0646	0.7695	0.5710	0.2928	0.1582	0.0848	0.0420	0.0000

May 1, 2011	2.1700	2.1700	2.1468	2.0508	1.8738	1.5070	1.2245	1.0051	0.6956	0.4973	0.2385	0.1238	0.0641	0.0300	0.0000

May 1, 2012	2.1700	2.1700	2.1589	2.0460	1.8393	1.4180	1.1035	0.8674	0.5532	0.3684	0.1576	0.0780	0.0389	0.0166	0.0000

May 1, 2013	2.1700	2.0966	1.9527	1.8182	1.5754	1.0985	0.7658	0.5361	0.2714	0.1483	0.0514	0.0263	0.0131	0.0042	0.0000

May 1, 2014	2.1700	1.8974	1.6331	1.3771	0.8888	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•                  between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  in excess of $250.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•                  less than $60.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Cephalon’s common stock issuable upon conversion of notes exceed 16.66 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of the Notes—Adjustment to Shares Delivered upon Conversion upon a Make Whole Adjustment Event” in the preliminary prospectus supplement relating to the notes.

Common Stock Offering

Securities:	5,000,000 shares of common stock of the issuer, par value of $0.01 per share (excluding the underwriters’ option to purchase up to an additional 750,000 shares).

Common Stock Outstanding:

The total number of issued and outstanding shares of common stock as of March 31, 2009 was approximately 68,831,604 and immediately after the completion of this offering, assuming this offering was completed as of March 31, 2009, would have been approximately 73,831,604 shares, or approximately 74,581,604 shares if the underwriters exercise in full their option to purchase additional shares.

Price to Public:	$60.00 per share; $300,000,000 total.

Underwriting Discount:	$2.40 per share; $12,000,000 total.

Net Proceeds:

The issuer expects to receive approximately $288,000,000 after deducting fees and before expenses (or approximately $331,200,000 if the underwriters exercise in full their option to purchase the additional shares).

CUSIP Number: 156708109.

Other Offering Information

Trade Date:	May 21, 2009.

Settlement Date:	May 27, 2009.

Lock-Up:	60 days; applies to Cephalon’s executive officers and directors.

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

Co-Managers:	J.P. Morgan Securities Inc. Barclays Capital Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated ABN AMRO Incorporated Piper Jaffray & Co. Wachovia Capital Markets, LLC

Correction to “Summary — The Company”

Our four most significant products are PROVIGIL® (modafinil) Tablets [C-IV], FENTORA® (fentanyl buccal tablet) [C-II], ACTIQ® (oral transmucosal fentanyl citrate) [C-II] (including our generic version of ACTIQ) and TREANDA (bendamustine hydrochloride) which together comprised 77% of our total consolidated net sales for the year ended December 31, 2008 and 78% of our total consolidated net sales for the three months ended March 31, 2009.

The issuer has filed a registration statement, as well as prospectus supplements and the accompanying prospectus, with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplements and accompanying prospectus if you request them by contacting  Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, Telephone number: +1-800-503-4611, Email: prospectusrequest@list.db.com

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